SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 9, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated February 9, 2017: Nokia announces its intention to acquire Comptel to advance its software strategy; launches a recommended cash tender offer for all the shares and option rights in Comptel

Nokia announces its intention to acquire Comptel to advance its software strategy; launches a recommended cash tender offer for all the shares and option rights in Comptel

Nokia Corporation
Stock Exchange Release
February 9, 2017 at 9:00 (CET+1)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

Nokia announces its intention to acquire Comptel to advance its software strategy; launches a recommended cash tender offer for all the shares and option rights in Comptel

Espoo, Finland — Nokia Corporation (“Nokia”) announces today its intention to acquire Comptel Corporation (“Comptel”) to advance its software strategy and provide service providers with a comprehensive solution to design, deliver, orchestrate and assure communications and digital services across physical, virtual and hybrid networks. Nokia and Comptel have on February 8, 2017 entered into a Transaction Agreement (the “Transaction Agreement”) under which Nokia, through its wholly owned indirect subsidiary Nokia Solutions and Networks Oy (the “Offeror”), undertakes to make a voluntary public cash tender offer to purchase all of the issued and outstanding shares and option rights in Comptel that are not owned by Comptel or any of its subsidiaries (the “Tender Offer”). The price offered for each share validly tendered in the Tender Offer will be EUR 3.04 in cash. The Tender Offer values Comptel at approximately EUR 347 million, on a fully diluted basis.

CRITICAL BUILDING BLOCK FOR STANDALONE SOFTWARE BUSINESS

The planned acquisition is part of Nokia’s strategy to build a standalone software business at scale by expanding and strengthening its software portfolio and go-to-market capabilities with additional sales capacity and a strategic partner network. Comptel would bolster Nokia’s software portfolio by adding critical solutions for catalogue-driven service orchestration and fulfillment, intelligent data processing, customer engagement, and agile service monetization.

The combination of Nokia’s Service Assurance portfolio and Comptel’s Service Orchestration portfolio would enable a dynamic closed loop between service assurance and fulfillment that simplifies management of complex heterogeneous networks. When combined with Nokia’s Cloudband™ and Nuage™ portfolios, Nokia would be able to provide customers with complete, end-to-end orchestration of complex Network Function Virtualization (NFV) and Software Defined Networking (SDN) deployments.

SUMMARY OF THE TENDER OFFER

•                  The offer price is EUR 3.04 in cash for each share in Comptel (the “Share Offer Price”)

•                  The Share Offer Price represents a premium of:

•                  28.8 percent compared to the closing price of the shares on Nasdaq Helsinki Ltd. (“Nasdaq Helsinki”) on February 8, 2017, the last trading day before the announcement of the Tender Offer; and

•                  51.2 percent compared to the volume-weighted average trading price of the Comptel shares on Nasdaq Helsinki during the 12-month period preceding the date of the announcement of the Tender Offer;

•                  The price offered for each option right granted under Comptel’s share option schemes 2014 and 2015 and validly tendered in the Tender Offer will be EUR 2.56 in cash for each 2014A option right, EUR 2.16 in cash for each 2014B option right, EUR 1.53 in cash for each 2014C option right, EUR 2.15 in cash for each 2015A option right and EUR 2.15 in cash for each 2015B option right;

•                  The Board of Directors of Comptel has unanimously decided to recommend that the shareholders and holders of option rights accept the Tender Offer;

•                  The following major shareholders of Comptel have irrevocably undertaken to accept the Tender Offer subject to certain customary conditions: Mandatum Life Insurance Company Limited, Elisa Corporation, Kaleva Mutual Insurance Company, Varma Mutual Pension Insurance Company and Ilmarinen Mutual Pension Insurance Company as well as the members of the Comptel Board of Directors and the President and CEO of Comptel, representing jointly approximately 48.3 percent of the shares and votes in Comptel;

•                  The Tender Offer is subject to, among others, approvals by the relevant regulatory authorities, such as competition authorities, and the Offeror gaining control of more than 90 percent of the outstanding Comptel shares on a fully diluted basis;

•                  The Offeror will, on or about February 24, 2017, publish a tender offer document with detailed information about the Tender Offer;

•                  The offer period under the Tender Offer is expected to commence on or about February 27, 2017 and to run for approximately four (4) weeks. The Offeror reserves the right to extend the offer period from time to time in accordance with the terms and conditions of the Tender Offer.

•                  Any distribution of dividend or other assets by Comptel after the date of the Transaction Agreement shall reduce the Share Offer Price by an amount equal to such dividend or distribution per share. Such distribution shall not affect the offer price for the Comptel option rights.

•                  In Nokia’s view, the Share Offer Price reflects an attractive premium over Comptel’s current and historical share prices. When setting the Share Offer Price Nokia has also considered the potential dividends which could have been payable by Comptel for the financial year 2016 and believes they are fairly reflected in the offered price.

“Nokia is committed to building its software business and is backing its commitment with strategic investments. The timing of the Comptel purchase is important as our customers are changing the way they build and operate their networks.  They are turning to software to provide more intelligence, automate more of their operations, and realize the efficiency gains that virtualization promises. We want to help them by offering one of the industry’s broadest and most advanced portfolios. Comptel helps us do that,” says Bhaskar Gorti, president of Nokia’s Applications & Analytics business group.

“After careful examination of the Tender Offer, the Board of Directors of Comptel has unanimously decided to recommend the shareholders to accept it. For a shareholder, the tender price offers a possibility to sell the shares risk free at a price reflecting the potential future strategic value of the company. The Board of Directors of Comptel believes that Nokia’s global reach, strength of brand and cross-selling opportunities would benefit the activities of Comptel. Combining Comptel’s business with Nokia would offer the customers of both Comptel and Nokia a wider and more innovative software portfolio which would improve competitiveness of the combined business unit, especially in the eyes of larger customers,” says Pertti Ervi, Chairman of the Board at Comptel.

“Together with Nokia we would create an agile and innovative player which can challenge current market leaders head-to-head. Throughout the past five years we have been working hard to sharpen our thought leadership and competitiveness by rebuilding the brand, product portfolio and values driven culture. I am 100% confident that we are now capable, ready and passionate to take the next step in scaling and expanding our business beyond the ordinary with a new set of resources that Nokia would provide us,” says Juhani Hintikka, President and CEO of Comptel.

BACKGROUND AND REASONS FOR THE TENDER OFFER

In November 2016, Nokia announced its long-term strategy, Rebalancing for Growth. As part of the strategy, Nokia is strengthening its software capabilities in key areas: portfolio, services and go-to-market. The planned acquisition of Comptel would bolster go-to-market efforts with a software-dedicated sales force and strong partner network. It would also support Nokia’s desire to build a portfolio that allows customers to automate as much of their network and business operations as possible — including customer services, self-optimization, management and orchestration. Comptel would help with this objective by bringing catalogue-driven fulfilment and digital service lifecycle management, complex event processing, applications for customer engagement and service monetization; and emerging technologies for context-aware on-device commerce and IoT pattern detection.

When Comptel is combined with Nokia’s OSS, BSS, analytics and cloud technology, customers will be provided with end-to-end orchestration of complex NFV and SDN deployments — including the ability to close the loop between service assurance and fulfilment — and the intelligence and automation required to create and manage increasingly complex service offers. This would give customers a new level of automation and would be a massive improvement over the error-prone manual processes and inefficient systems in use today.

Comptel is a long-time Nokia partner. It is a listed Finnish company, founded in 1986, with over 800 employees in 32 countries. Comptel has completed over 1 400 customer projects in more than 90 countries. It processes 20 percent of world’s mobile usage data every day, orchestrates communications and digital services for more than two billion end-users daily and its largest customer has around 300 million subscribers. In 2015, Comptel’s revenue was EUR 98 million with an 8.7 percent operating margin. The company’s major sites are in Finland, Bulgaria, Malaysia, India, the United Kingdom and Norway.

The planned acquisition is not expected to have a material effect on the operations and business locations of, or on the number of jobs at Comptel.

THE TENDER OFFER IN BRIEF

The price offered for each share validly tendered in the Tender Offer will be EUR 3.04 in cash. The price offered for each option right validly tendered in the Tender Offer will be EUR 2.56 in cash for each 2014A option right, EUR 2.16 in cash for each 2014B option right, EUR 1.53 in cash for each 2014C option right, EUR 2.15 in cash for each 2015A option right and EUR 2.15 in cash for each 2015B option right. Any distribution of dividend or other assets by Comptel after the date of the Transaction Agreement shall reduce the Share Offer Price by an amount equal to such dividend or distribution per share. Such distribution shall not affect the offer price for the Comptel option rights.

The offer period under the Tender Offer is expected to commence on or about February 27, 2017 and to run for approximately four (4) weeks. The Offeror reserves the right to extend the offer period from time to time in accordance with the terms and conditions of the Tender Offer.

The Board of Directors of Comptel has unanimously decided to recommend that the shareholders and holders of option rights accept the Tender Offer. The Board of Directors will issue its complete statement on the Tender Offer in accordance with the Finnish Securities Market Act before the commencement of the Tender Offer. To support its assessment of the Tender Offer, the Board of Directors of Comptel has received a fairness opinion from Comptel’s financial advisor Sisu Partners Oy to the effect that the consideration to be offered to the shareholders and holders of option rights is, from a financial point of view, fair to such holders.

The completion of the Tender Offer will be subject to the satisfaction or waiver by the Offeror of the following conditions:

(a)                                                                        the valid tender of shares representing, together with any other shares otherwise acquired by the Offeror or Nokia, more than ninety percent (90%) of the issued and outstanding shares and voting rights of Comptel on a fully diluted basis and calculated in accordance with Chapter 18 Section 1 of the Finnish Companies Act;

(b)                                                                        the receipt of all necessary regulatory approvals, permits and consents, including without limitation competition clearances, and that any conditions set in such permits, consents or clearances, including, but not limited to, any requirements for the disposal of any assets of the Offeror, Nokia or Comptel or any reorganization of the business of the Offeror, Nokia or Comptel, are acceptable to the Offeror in that they are not materially adverse to the Offeror, Nokia or Comptel in view of the Tender Offer or the benefits of the transaction contemplated thereby;

(c)                                                                         no material adverse change having occurred in Comptel and its affiliated entities, taken as a whole after February 8, 2017;

(d)                                                                        the Offeror or Nokia not, after February 8, 2017, having received information previously undisclosed to them that constitutes a material adverse change in Comptel and its affiliated entities, taken as a whole that occurred prior to February 8, 2017;

(e)                                                                         no information made public by Comptel or disclosed by Comptel to Nokia or the Offeror being materially inaccurate, incomplete, or misleading, and Comptel not having failed to make public any information that should have been made public by it under applicable laws, including the rules of Nasdaq Helsinki, provided that, in each case, the information made public, disclosed or not disclosed or the failure to disclose information constitutes a material adverse change in Comptel and its affiliated entities, taken as a whole;

(f)                                                                          no court or regulatory authority of competent jurisdiction having given an order or issued any regulatory action preventing, or materially challenging the completion of, the Tender Offer;

(g)                                                                         the Board of Directors of Comptel having issued its recommendation for the Tender Offer and the recommendation remaining in force and not being modified or changed in a manner detrimental to the Offeror or Nokia;

(h)                                                                        the Transaction Agreement not having been terminated and remaining in force; and

(i)                                                                            the undertaking by each of the major shareholders of Comptel to accept the Tender Offer remaining in force in accordance with its terms.

The Offeror reserves the right to withdraw the Tender Offer in the event that any of the above conditions to completion is not fulfilled.

The Offeror will make all necessary filings to obtain approvals from relevant competition authorities as soon as possible after this announcement of the Tender Offer. The Offeror preliminarily expects to receive such approvals within the anticipated offer period.

The Tender Offer will be financed through Nokia group’s internal financing arrangements and no third party financing is required by the Offeror to complete the Tender Offer. The Tender Offer is thus not conditional upon obtaining any external financing for the Tender Offer.

The detailed terms and conditions of the Tender Offer and information on how to accept the Tender Offer will be included in the tender offer document expected to be published by the Offeror on or about February 24, 2017.

Pursuant to the Transaction Agreement, the Offeror is to acquire all issued and outstanding shares and all issued and outstanding option rights in Comptel. On the date of this stock exchange release, Comptel has 109 271 496 issued shares. Nokia or the Offeror do not hold any shares or option rights in Comptel.

The Offeror, Nokia and Comptel have undertaken to follow the Helsinki Takeover Code issued by the Finnish Securities Market Association as referred to in the Finnish Securities Market Act.

TRANSACTION AGREEMENT

The Transaction Agreement between Nokia and Comptel sets forth the principal terms under which the Offeror will make the Tender Offer.

Under the Transaction Agreement, the Board of Directors of Comptel has, in the event of a possible competing offer or competing proposal, undertaken not to modify, cancel, change or not issue its recommendation for the Tender Offer unless the Board of Directors determines in good faith, after taking advice from its reputable external legal counsel and its financial advisor, that the competing offer or competing proposal is more favorable from a financial point of view compared to the Offeror’s Tender Offer, judged as a whole, and that therefore (i) it would no longer be in the best interest of the holders of Comptel’s shares and option rights to accept the Tender Offer, and (ii) such non-issuance, modification, cancellation or change is required for the Board of Directors to comply with its fiduciary duties towards Comptel’s shareholders and holders of option rights. The Board of Directors may modify, cancel, change or decide not to issue its recommendation for the Tender Offer in accordance with the above only if prior to such modification, cancellation, change or non-issuance, the Board of Directors has complied with certain agreed procedures allowing the Offeror and Nokia to assess the competing offer and to enhance the Tender Offer. Should the Offeror enhance the Tender Offer so as to be at least equally favorable from a financial point of view to the holders of Comptel’s shares and option rights as the competing offer or the competing proposal, the Board of Directors has undertaken to confirm and uphold the recommendation for the Tender Offer, as enhanced.

Comptel has also undertaken not to solicit or encourage any competing offers or inquiries or proposals for such offers or other transactions competing with the Tender Offer, nor to facilitate or promote any such proposals, except if such measures are required for the Board of Directors to comply with its fiduciary duties towards Comptel’s shareholders and holders of option rights. Comptel has agreed to inform Nokia and the Offeror of any competing proposals and to provide Nokia and the Offeror with an opportunity to negotiate with the Board of Directors of Comptel of matters arising from such competing proposals.

The Transaction Agreement further includes certain representations, warranties and undertakings by both parties, such as conduct of business by Comptel in the ordinary course of business before the completion of the Tender Offer, and cooperation by the parties in making necessary regulatory filings.

The Offeror’s intention is to acquire all the shares and option rights in Comptel and to apply for the delisting of the shares of Comptel from Nasdaq Helsinki as soon as permitted and practicable under applicable laws and regulations.

ADVISORS

Nordea Corporate & Investment Banking acts as the financial advisor and Roschier, Attorneys Ltd. as the legal advisor to Nokia and the Offeror in connection with the Tender Offer. Nordea Bank AB (publ), Finnish Branch acts as the arranger of the Tender Offer.

Sisu Partners Oy acts as the financial advisor and Castrén & Snellman Attorneys Ltd. as the legal advisor to Comptel in connection with the Tender Offer.

INVESTOR CALL / PRESS CONFERENCE

Nokia and Comptel will host a meeting in Helsinki (Erottajankatu 4 C) for media and analysts regarding the announcement and Tender Offer at Hotel Klaus K, room Rake, at 12p.m. (EET). For those unable to join, it is possible to follow the meeting by phone using the following numbers and asking for the Nokia and Comptel call:

Finland:	+358981710495
UK:	+442031940552
Sweden:	+46856642702
U.S.:	+18557161597

Media Enquiries:
Nokia
Communications
Phone: +358 (0) 10 448 4900
E-mail: press.services@nokia.com

Comptel
Jukka Jänönen
Global Communications Manager
+358 9 700 1131
jukka.janonen@comptel.com

Investor Enquiries
Nokia
Investors Relations
investor.relation@nokia.com
Tel. +358 10 448 4900

Comptel
Tom Jansson
Chief Financial Officer
tel. +358 40 700 1849
tom.jansson@comptel.com

ABOUT NOKIA

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

ABOUT COMPTEL

Life is digital moments. Comptel perfects these by transforming how you serve, meet and respond to the needs of “Generation Cloud” customers.

Our solutions allow you to innovate rich communications services instantly, master the orchestration of service and order flows, capture data-in-motion and refine your decision-making. We apply intelligence to reduce friction in your business.

Comptel has enabled the delivery of digital and communications services to more than 2 billion people. Every day, we care for more than 20% of all mobile usage data. Nearly 300 service providers across 90 countries have trusted us to perfect customers’ digital moments.

For more information, visit www.Comptel.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel-Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) timing of the deliveries of our products and services; H) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, as well as our expected customer reach; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including the expectations and targets related to the acquisition of Comptel; and K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the Alcatel-Lucent acquisition as well as the benefits of the acquisition of Comptel, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel-Lucent and the acquisition of Comptel; 8) our dependence on a limited number of customers and large multi-year agreements; 9) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 10) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigation that result in fines, penalties or sanctions; 11) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 12) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 13) our ability to retain, motivate, develop and recruit appropriately skilled employees; 14) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 15) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; and 16) our ability to achieve targeted benefits from or successfully implement planned transactions, including the intended acquisition of Comptel and related tender offer, as well as the liabilities related thereto, as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, and in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

THIS RELEASE MAY NOT BE RELEASED OR OTHERWISE DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

THIS RELEASE IS NOT A TENDER OFFER DOCUMENT AND AS SUCH DOES NOT CONSTITUTE AN OFFER OR INVITATION TO MAKE A SALES OFFER. IN PARTICULAR, THIS RELEASE IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES DESCRIBED HEREIN, AND IS NOT AN EXTENSION OF THE TENDER OFFER, IN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. INVESTORS SHALL ACCEPT THE TENDER OFFER FOR THE SHARES AND OPTION RIGHTS ONLY ON THE BASIS OF THE INFORMATION PROVIDED IN A TENDER OFFER DOCUMENT. OFFERS WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND.

THE TENDER OFFER IS NOT BEING MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW AND, WHEN PUBLISHED, THE TENDER OFFER DOCUMENT AND RELATED ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE POSTAL SERVICE OF, OR BY ANY MEANS OR INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATION, FACSIMILE TRANSMISSION, TELEX, TELEPHONE OR THE INTERNET) OF INTERSTATE OR FOREIGN COMMERCE OF, OR ANY

FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF, THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. THE TENDER OFFER CANNOT BE ACCEPTED, DIRECTLY OR INDIRECTLY, BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2017	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal